Exhibit 99.1

SINOVAC Receives Nasdaq Notification Regarding Late Filing of 2025 Annual Report

BEIJING, China May 29, 2026 – Sinovac Biotech Ltd. (Nasdaq: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it received a notification letter dated May 20, 2026 (the “Notification Letter”), from Nasdaq Listing Qualifications (“Nasdaq”) stating that as of May 8, 2026, the Company had regained compliance with the periodic filing and interim financial requirements in Nasdaq Listing Rules 5250(c)(1) (the “Periodic Filing Rule”) and 5250(c)(2), as required by the Panel’s decision dated January 21, 2026. As previously disclosed on January 22, 2026, under the Panel’s decision, SINOVAC was required to, on or before May 11, 2026, demonstrate compliance with such Nasdaq Listing Rules by completing filings of its annual report for the year ended December 31, 2024, on Form 20-F and an interim balance sheet and income statement as of the end of its second quarter of 2025 on Form 6-K. The Company timely completed such filings as required by the Panel’s decision.

The Notification Letter also stated that the Company will be subject to a mandatory panel monitor (the “Panel Monitor”) for a period of one year from the date of such letter. If, within that one-year monitoring period, the Nasdaq Listing Qualifications staff (the “Staff”) finds the Company again out of compliance with the Periodic Filing Rule that was the subject of the exception, the Staff will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Panel if the initial Panel is unavailable. The Company will have the opportunity to respond and present to the Panel as provided by Nasdaq Listing Rule 5815(d)(4)(C).

Subsequently, the Company received a delist determination letter (the “Staff Determination”) from Nasdaq dated May 22, 2026, stating that because the Company has not timely filed its annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”), the Company no longer complies with the Periodic Filing Rule. Therefore, in accordance with the Panel Monitor, unless the Company timely requests a hearing before the Panel regarding the Staff Determination by May 29, 2026, the Company’s securities would be subject to suspension and delisting.

Accordingly, the Company has today requested a hearing before the Panel. Such hearing request automatically stays the suspension of the Company’s securities for a period of 22 calendar days from the date of the Staff Determination. The Company has also requested a further stay of any suspension action pending the completion of the hearing process.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The Company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the Company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the Company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, including the Company’s statements related to the timing and actions taken to regain compliance with Nasdaq listing rules. Such statements are based upon the Company’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, including without limitation risks, uncertainties and factors related to the completion and filing of the 2025 Annual Report, and actions taken to regain compliance with the Nasdaq listing rules, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com